UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549





                                     SCHEDULE 13





                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)



                             CROWLEY, MILNER AND COMPANY
                                  (Name of Issuer)

                                    Common Stock
                           (Title of Class of Securities)

                                     228093-10-0
                                   (CUSIP Number)

                                 Paul R. Rentenbach
                                 Dykema Gossett PLLC
                               400 Renaissance Center
                            Detroit, Michigan  48243-1668
                                   (313) 568-6973
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  December 8, 1997
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         This is Amendment No. 4 to the Schedule 13D filed jointly by Richard
S. Keys, Joseph C. Key and JoAnn S. Cousino (the "Group"), and relates to the common stock (the "Common Stock") of Crowley, Milner and Company (the "Issuer"). The following items in the Schedule 13D are hereby amended to read in their entirety as follows:

Item 2.  Identity and Background.

         The Group initially filed a Schedule 13D in connection with its members having entered inot a Shareholder Agreement on August 19, 1987, which agreement expired and was replaced by a second Shareholder Agreement dated August 18, 1992 (the "1992 Agreement"). The 1992 Agreement was extended on two subsequent occasions, the most recent of which extended its effectiveness until August 18, 1998, or such earlier date as was mutually agreed upon by the members of the Group. On December 8, 1997, the members of the Group entered into an Agreement of Termination, pursuant to which the 1992 Agreement was terminated on that date. The effectiveness of such termination also terminates the irrevocable proxies previously granted by each member of the Group.

         Each member of the Group is filing with the Commission his or her individual statement on Schedule 13D, containing the information required by the applicable rules. Effective as of December 8, 1997, the Group has ceased to exist as such.



                                     SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                             /S/ RICHARD S. KEYS
                                             Richard S. Keys


                                             /S/ JOSEPH C. KEYS
                                             Joseph C. Keys


                                             /S/ JOANN S. COUSINO
                                             JoAnn S. Cousino

Date: December 16, 1997